FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of 08/15/2006



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                               (352) 4661-11-3815
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                               Form 20-F  X    Form 40-F
                                        ----            ----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                              Yes  X           No
                                  ----            ----


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable


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The attached material is being furnished to the Securities and Exchange
Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release Providing Notice of European Commission Decision on Luxembourg's 1929 Holding Company Regime

  Ternium Provides Notice of European Commission Decision on Luxembourg's 1929
                             Holding Company Regime

    LUXEMBOURG--(BUSINESS WIRE)--Aug. 14, 2006--Ternium S.A. (NYSE:TX) ("Ternium") announced today that the European Commission, or the EC, following an investigation of Luxembourg's 1929 holding company regime, has determined that the tax treatment of such holding companies is incompatible with the EU common market, and is requiring Luxembourg to cancel or modify the tax treatment of the 1929 holding companies not later than December 31, 2006. As a holding company under Luxembourg's 1929 regime, Ternium is exempt from corporate income tax and certain other Luxembourg taxes and its dividend payments are exempt from withholding tax.
    The EC decision contemplates a transition period, which would permit Luxembourg to allow pre-existing 1929 holding companies to continue benefiting from their current tax regime after implementation of the EC decision until December 31, 2010. However, pursuant to
Article 2, paragraph 3, of the decision, such benefit would appear to terminate if all or part of the capital of such companies is transferred during the transition period. Ternium believes, based on the reasons that led the EC to allow a transition period, that the above-described effect should not apply to listed companies with publicly traded securities. As neither listed companies nor their shareholders are able to prevent trading in the listed companies' shares, a different interpretation would defeat the purpose of the transition period that the EC deemed necessary to accommodate the expectations and reorganization needs of such companies and their shareholders.
    Ternium is confident that the EC, or the Grand-Duchy of Luxembourg in its implementing legislation, will clarify that the above-described effect regarding capital transfers during the transition period does not apply to listed companies, such as Ternium, but no assurances can be given in that respect. Ternium will seek such clarification and take appropriate legal action in the unexpected case that the authorities fail timely to confirm Ternium's interpretation.

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

    CONTACT: Ternium S.A.
             Investor Relations:
             Sebastian Marti
             USA: +1-866-890-0443
             Mexico: +52-81-8865-1240
             Argentina: +54-11-4018-2389
             www.ternium.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    TERNIUM S.A.


By: /s/ Roberto Philipps                        By: /s/ Daniel Novegil
    --------------------                            ------------------
Name:  Roberto Philipps                         Name:  Daniel Novegil
Title: Chief Financial Officer                  Title: Chief Executive Officer


Dated: August 14, 2006